UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              Genius Products, Inc.
                                (Name of Issuer)


                    Common Stock, Par Value $.0001 Per Share
                         (Title of Class of Securities)


                                   37229R 20 6
                                 (CUSIP Number)


                  Ronald J. Tassinari, Chief Executive Officer
                      4735 South Durango Drive - Suite 105
                             Las Vegas, Nevada 89147
                                  702-227-9800
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 9, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

CUSIP No. 37229R 20 6

1.    Name of Reporting Persons.
      I.R.S. Identification No. of above persons (entities only)

      American Vantage Companies
      04-2709807

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) |_|
      (b) |_|

3.    SEC Use Only


4.    Source of Funds

      OO

5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)

      |_|

6.    Citizenship or Place of Organization

      Nevada

Number of             7.    Sole Voting Power:  0
Shares
Beneficially          8.    Shared Voting Power:  2,325,000
Owned by
Each Reporting        9.    Sole Dispositive Power: 0
Person
With                  10.   Shared Dispositive Power:  2,325,000

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      2,325,000

12.   Check If the Aggregate Amount in Row (11) Excludes Certain Shares

      |_|

13.   Percent of Class Represented by Amount in Row (11)

      5.7%

14.   Type of Reporting Person

      CO


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

Explanatory Comment

This Amendment No. 2 ("Amendment No. 2") to the Schedule 13D (the "Original
Schedule 13D") of American Vantage Companies ("AVC") relating to the common stock, par value $.0001 per share (the "Genius Common Stock"), of Genius Products, Inc. ("Genius") is being filed by AVC to amend and update the disclosures contained in the Original Schedule 13D, which was filed with the Securities and Exchange Commission on June 6, 2005, and Amendment No. 1 to the Original Schedule 13D ("Amendment No. 1"), which was filed with the SEC on June 9, 2005. Only items being amended and updated, to the extent so amended and updated are set forth in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the same meanings as in the Original Schedule 13D and Amendment No. 1.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D, as amended updated by Amendment No. 1, is hereby further amended and updated by the inclusion of the following information.

      "On August 9, 2005, AVC sold, in private transactions, an aggregate of 3,125,000 shares of Genius Common Stock (the "August 9th Sale Securities") to a total of four purchasers for total gross proceeds of $4,687,500, or $1.50 per share of Genius Common Stock.

      "The 1.375 million shares of Genius Common Stock, 250,000 Genius $2.56 Warrants and 700,000 Genius $2.78 Warrants that AVC owns after giving effect to the sale of the August 9th Sale Securities results in AVC being deemed, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 2,325,000 shares of Genius Common Stock, or 5.7% of such class of securities based on 40,084,437 shares of Genius Common Stock that Genius states to be outstanding as of May 13, 2005 in Genius' Quarterly Report of Form 10-QSB for the quarter ended March 31, 2005.

      "AVC utilized a portion of the gross proceeds from the August 9th Sale Securities, totaling $586,000, to satisfy its obligations under the Video Catalog Assumption Agreement. AVC had previously tendered to Genius $200,000 under the Video Catalog Assumption Agreement. Upon payment of said $586,000, Genius agreed to release to AVC the 700,000 shares of Genius Common Stock which AVC had pledged to Genius to secure AVC's obligations under the Video Catalog Assumption Agreement."


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

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2005          American Vantage Companies


                                By: /s/ Ronald J. Tassinari
                                    --------------------------------------------
                                    Ronald J. Tassinari, Chief Executive Officer


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